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SEC FILE NUMBER
8-53494

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Catapult Advisors LLC

SEC Mail Processing
FEB 28 2022
Washington

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

33 New Montgomery Street, Suite 800
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ron Lissak	(415) 593-4520	rlissak@catapultadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ron Lissak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Catapult Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARLOS ZUNIGA LOPEZ
COMM. # 2363431
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. JUNE 30, 2025

Signature: ______________

Title: Managing Member

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Catapult Advisors LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 6

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Catapult Advisors LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Catapult Advisors LLC's auditor since 2002.
Walnut Creek, California
February 9, 2022

Catapult Advisors LLC

Statement of Financial Condition

As of December 31, 2021

Assets		
Cash	$	298,579
Accounts receivable		60,000
Prepaid expenses and other assets		74,597
Furniture and equipment, net of $4,922 accumulated depreciation		1,835
Operating lease right-of-use asset		154,615
Total Assets	$	589,626

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	3,623
Accrued expense		1,459
Operating lease liability		154,615
Total Liabilities		159,697
Members' Equity		
Class B, 4,952 units		429,929
Total Members' Equity		429,929
Total Liabilities and Members' Equity	$	589,626

The accompanying notes are an integral part of this financial statement.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2021

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority ("FINRA") on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2021.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

Furniture & Equipment
Furniture and equipment are valued at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") asset and operating lease liability on the Statement of Financial Condition. For the year ended December 31, 2021, the Company had one long term operating lease and no finance leases.

2. Significant Accounting Policies *(continued)*

Income Taxes

Typically, the Company is taxed as a partnership under the Internal Revenue Code and a similar state statute where, in lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Effective July 16, 2021, California enacted Assembly Bill No. 150, the *Small Business Relief Act,* which allows qualified pass-through entities ("PTEs") to elect to be taxed at the entity level. This election is effective for tax years beginning on and after January 1, 2021 and before January 1, 2026. The California PTE tax is at a rate of 9.3% on the PTE's qualified net income. The Company made this election for the 2021 tax year. For the year ended December 31, 2021, the Company paid $50,000 for such tax of which $38,400 is included in prepaid expenses and other assets on the Statement of Financial Condition.

The Company is no longer subject to state income tax examination by authorities for years before 2017.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2021.

3. Notes Payable

On August 23, 2016, the Company entered into a note payable upon the redemption of a member's Class A interest. The terms of the promissory note agreement require five annual payments and two percent interest per annum. During the year ended December 31, 2021, $390 of interest was expensed in relation to the note. No principal and interest were payable as of December 31, 2021 since the note was paid in full as of August 18, 2021.

The Company received a loan from City National Bank in the amount of $134,850 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan was subject to a note dated April 17, 2020 that was forgiven on April 6, 2021.

The Company received a loan from City National Bank in the amount of $134,850 under the Paycheck Protection Program established by the CARES Act. The loan was subject to a note dated February 16, 2021 that was forgiven on December 2, 2021.

In summary, there were no notes payable as of December 31, 2021.

4. Membership Interests

The Company has two classes of membership, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed or formerly employed by the Company. For the year ended December 31, 2021, there are only Class B members.

5. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment from the customer. Receivables related to revenue from contracts with customers were $910,986 and $60,000 as of January 1, 2021 and December 31, 2021, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. For the year ended December 31, 2021, $20,000 of revenue recognized relates to the January 1, 2021 balance of deferred retainer revenue. As of December 31, 2021, deferred retainer revenue related to contracts with customers was $0.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

6. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2021, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components, including security deposits, are accounted for separately.

On July 11, 2018, the Company entered into an operating lease agreement for office space in San Francisco, California. The term of the lease began on September 1, 2018 and expires on December 31, 2022. For the year ended December 31, 2021, information pertaining to lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2021	$ 301,704
Amortization of ROU asset as of December 31, 2021	(147,089)
ROU asset as of December 31, 2021	$ 154,615
Remaining lease term	12 months
Discount rate	5.0%

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2021

6. Lease *(continued)*

Maturity of Operating Lease Liability	
2022	$ 158,175
Less discount	(3,560)
Total operating lease liability	$ 154,615

7. Pension Plan

The Company maintains a Simplified Employee Pension – Individual Retirement Account ("SEP-IRA") plan. Under a SEP-IRA in 2021, an employer is permitted to contribute, for any qualifying employee that has had more than three years in service, up to twenty-five percent of the employee's total compensation not to exceed $58,000 for those under the age of 50 or up to twenty-five percent of the employee's total compensation not to exceed $64,500 for those over the age of 50. As of December 31, 2021, the Company did not make any contributions.

8. Risk Concentrations

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

As of December 31, 2021, 100% of accounts receivable was due from two clients.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2021, the Company's net capital was $293,497 which exceeded the requirement by $288,497.

11. Subsequent Events

The Company has evaluated subsequent events through February 9, 2022, the date which the financial statements were issued.